UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39155

XP Inc.

(Exact name of registrant as specified in its charter)

20, Genesis Close

Grand Cayman, George Town

Cayman Islands KY-1-1208

+55 (11) 3075-0429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XP Inc.

By:	/s/ Bruno Constantino Alexandre dos Santos
	Name:	Bruno Constantino Alexandre dos Santos
	Title:	Chief Financial Officer

Date: December 8, 2023

EXHIBIT INDEX

Exhibit No.	Description
99.1	Presentation dated December 8, 2023 – XP Inc. Investor Day.